Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter and Nine-Month Period

Ended September 30, 2020

Glyfada, Greece, December 4, 2020, Globus Maritime Limited (“Globus,” the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and nine-month period ended September 30, 2020.

•	As of September 30, 2020 the Total Assets of the Company were $76.4 million compared to $55.7 million as of December 31, 2019, an increase of 37%.

•	As of September 30, 2020 and December 31, 2019, our cash and bank balances and bank deposits (including restricted cash) were $31.2 and $4.8 million respectively, an increase of 550%.

•	As of September 30, 2020 the Total Liabilities of the Company (including Total Debt) were $42.4 million compared to $45.8 million as of December 31, 2019, a decrease of 7%.

•	For the nine-month period ended September 30, 2020 the average operating expenses decreased to $4,422, per vessel/per day, compared to $4,943 for the same period in 2019, a decrease of 11%.

Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2020	2019	2020	2019
Total revenues	3,183	4,946	7,772	11,888
Adjusted EBITDA (1)	294	1,639	(2,153)	2,124
Total comprehensive income/(loss)	(1,267)	198	(14,466)	(3,275)
Basic earnings/(loss) per share (2)	(0.80)	4.47	(24.76)	(83.95)
Daily Time charter equivalent rate (TCE) (3)	6,404	9,863	4,191	7,539
Average operating expenses per vessel per day	4,391	5,288	4,422	4,943
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	Shares and per share data give effect to the 1-for-100 reverse stock split that became effective on October 21, 2020. The weighted average number of shares for the nine-month period ended September 30, 2020 was 584,158 compared to 39,016 shares for the nine-month period ended September 30, 2019. The weighted average number of shares for the three-month period ended September 30, 2020 was 1,574,877 compared to 44,191 shares for the three-month period ended September 30, 2019.
(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate six dry bulk carriers, consisting of one Panamax, one Kamsarmax and four Supramax vessels.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	Oct 2020	81,167	Marshall Is.
Weighted Average Age: 10.9 Years as of September 30, 2020					381,738

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“During the third quarter we finally had a glimpse of hope in the market. Rates started to slowly pick up even though there were significant headwinds from the pandemic and the ongoing trade war. The company achieved a high fleet utilization rate while it kept the costs under control and managed to return with positive adjusted EBITDA figures.

We remain optimistic that the dry bulk industry will improve significantly in 2021 and 2022. As the world returns to some form of normality, trade and world GDP are expected to surge dramatically. What is interesting to see at this point in the industry is the historically low order book for new vessels; this means that the increase of new supply introduced in our industry will be also low. These two factors, the increase in world trade activity coupled with the low order book, should increase the worldwide fleet utilization and by extent pressure rates upwards.

In the 3rd Quarter we continued to focus on improving our balance sheet and have remained alert to opportunities for growth. It is along these lines that we completed, as previously announced, an asset acquisition and have taken delivery of a new vessel in October. This is the main theme for the rest of 2020 and the Company is ready to fully take advantage of what we think is going to be an exciting future for our industry. At present, we are looking at several financing options to further expand our fleet in order to fully leverage the operational and technical expertise the company provides.”

Management Discussion and Analysis of the Results of Operations

Recent Developments

Convertible Note

On March 13, 2020, the Company and the holder of the Convertible Note, which is further discussed in the 2019 Annual Report, entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021. The Convertible Note was fully repaid in June 2020.

Firment Shipping Inc.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter into an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020.

Gaining Compliance with NASDAQ Capital Market

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”) dated March 2, 2020, indicating that because the closing bid price of its common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020.

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On October 19, 2020 the Company determined to effect a 1-for-100 reverse stock split in order to regain compliance with the Nasdaq Capital Market concerning the minimum bid price requirement. On October 21, 2020, the Company had the 1-for-100 reverse stock split effected and on November 5, 2020 it received notification from Nasdaq that it had regained compliance with the minimum bid price and the matter is now closed.

The 1-for-100 reverse stock split, reduced number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

Issuance of the Series B preferred shares

On June 12, 2020, the Company entered into a stock purchase agreement and issued 50 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.0% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

In July 2020, we issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Public Offerings

On June 22, 2020, the Company completed its public offering of 342,857 units of the Company, each unit consisting of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 51,393 Common Shares and 51,393 Class A Warrants.

The pre-funded warrants are exercisable at any time after their original issuance until exercised in full. The Class A Warrants are exercisable at an exercise price of $35 per share at any time after their original issuance up to the date that is five years after their original issuance. Each of the pre-funded warrants and the Class A Warrants will be exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. The Company may be required to pay certain amounts as liquidated damages as specified in the warrants in the event it does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

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On June 30, 2020, the Company issued 458,500 of its common shares in a registered direct offering and 458,500 of its June Private Placement (“PP”) Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. The exercise price of each June PP Warrant is $30 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six-month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On July 21, 2020, the Company issued 833,333 of its common shares in a registered direct offering and 833,333 of its July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. The exercise price of each July PP Warrant is $18 per share. Concurrently with this offering the exercise price of the June PP Warrants was reduced to $18 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six-month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

From June 22, 2020 through to date, the Company issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of December 4, 2020, no PP Warrants had been exercised.

Acquisition of new vessel

On October 29, 2020, the Company took delivery of the M/V “Galaxy Globe”, a 2015-built Kamsarmax dry bulk carrier, it acquired for a purchase price of $18.4 million. The M/V “Galaxy Globe” was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 DWT. Following this acquisition, the fleet of Globus comprises of six dry bulk carriers with a total carrying capacity of 381,738 DWT.

Results of Operations

Third quarter of the year 2020 compared to the third quarter of the year 2019

Total comprehensive loss for the third quarter of the year 2020 amounted to $1.3 million or $0.8 basic and diluted loss per share based on 1,574,877 weighted average number of shares, compared to total comprehensive income of $198 thousand for the same period last year or $4.47 basic and diluted earnings per share based on 44,191 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive income during the third quarter of 2020 compared to the third quarter of 2019 (expressed in $000’s):

3rd Quarter of 2020 vs 3rd Quarter of 2019

Net income for the 3rd quarter of 2019	198
Decrease in voyage revenues	(1,764)
Decrease in Voyage expenses	173
Decrease in Vessels operating expenses	412
Decrease in Depreciation	672
Decrease in Depreciation of dry docking costs	191
Increase in Total administrative expenses	(182)
Decrease in Other expenses, net	18
Decrease in Interest income	(18)
Decrease in Interest expense and finance costs	296
Decrease in Gain on derivative financial instruments	(1,135)
Decrease in Foreign exchange gains	(128)
Net loss for the 3rd quarter of 2020	(1,267)

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Voyage expenses

Voyage expenses reached $0.2 million during the third quarter of 2020 compared to $0.4 during the same period in 2019. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the third quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	47	77
Bunkers expenses	190	283
Other voyage expenses	-	50
Total	237	410

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.4 million or 17% to $2 million during the three-month period ended September 30, 2020 compared to $2.4 million during the same period in 2019. The breakdown of our operating expenses for the quarters ended September 30, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	55%	48%
Repairs and spares	19%	27%
Insurance	8%	6%
Stores	10%	9%
Lubricants	5%	6%
Other	3%	4%

Average daily operating expenses during the three-month periods ended September 30, 2020 and 2019 were $4,391 per vessel per day and $5,288 per vessel per day respectively, corresponding to a decrease of 17%.

Depreciation

Depreciation charge during the three-month period ended September 30, 2020, reached $0.6 million compared to $1.2 million during the same period in 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the 1st quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Interest expense and finance costs

Interest expense and finance costs reached $0.9 million for the third quarter of 2020 compared to $1.2 million for the same period of 2019. Interest expense and finance costs for the third quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	836	1,149
Bank charges	7	7
Operating lease liability interest	11	13
Amortization of debt discount	75	65
Other finance expenses	11	2
Total	940	1,236

This decrease is mainly due to the decrease of interest payable to EnTrust loan facility attributed to the decrease of LIBOR from 2.3% during the three-month period ended September 30, 2019, compared to 0.3% three-month period ended September 30, 2020.

Gain on derivative financial instruments

For the three-month period ended September 30, 2020 the gain on the derivative financial instruments is attributed to the repayment of the total outstanding amount under the Firment Shipping Credit Facility on July 27, 2020. For the three-month period ended September 30, 2019 the gain on the derivative financial instruments is mainly attributed to the valuation of the Convertible Note. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the three-month period ended September 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $1.2 million.

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Nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019

Total comprehensive loss for the nine-month period ended September 2020 amounted to $14.5 million or $24.76 basic and diluted loss per share based on 584,158 weighted average number of shares, compared to total comprehensive loss of $3.3 million for the same period last year or $83.95 basic and diluted loss per share based on 39,016 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019 (expressed in $000’s):

9-month period of 2020 vs 9-month period of 2019

Net loss and total comprehensive loss for the 9-month period of 2019	(3,275)
Decrease in voyage revenues	(4,116)
Increase in Voyage expenses	(615)
Decrease in Vessels operating expenses	689
Decrease in Depreciation	1,845
Decrease in Depreciation of dry docking costs	245
Increase in Total administrative expenses	(174)
Increase in Impairment loss	(4,615)
Decrease in Other income, net	(61)
Decrease in Interest income	(15)
Decrease in Interest expense and finance costs	332
Decrease in Gain on derivative financial instruments	(4,574)
Decrease in Foreign exchange gains	(132)
Net loss and total comprehensive loss for the 9-month period of 2020	(14,466)

Voyage revenues

During the nine-month period ended September 30, 2020 and 2019, our Voyage revenues reached $7.8 million and $11.9 million respectively. The 35% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2020, compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2020 was $4,191 per vessel per day against $7,539 per vessel per day during the same period in 2019 corresponding to a decrease of 44%, which is attributed to the outbreak of COVID-19 virus.

Voyage expenses

Voyage expenses reached $2.2 million during the nine-month period ended September 30, 2020, compared to $1.6 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the nine-month period ended September 30, 2020 and 2019, are analyzed as follows:

In $000’s	2020	2019
Commissions	108	170
Bunkers expenses	2,035	1,247
Other voyage expenses	69	180
Total	2,212	1,597

Bunkers expenses for the nine-month period ended September 30, 2020 reached $2 million compared to $1.2 million for the same period in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020. Another factor that contributed to the increase was the considerably longer periods that our vessels were travelling seeking employment due to the decrease of demand, which is attributed to the outbreak of COVID-19 virus.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $6.1 million during the nine-month period ended September 30, 2020, compared to $6.7 million during the same period last year. The breakdown of our operating expenses for the nine-month period ended September 30, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	56%	52%
Repairs and spares	18%	22%
Insurance	8%	7%
Stores	10%	9%
Lubricants	5%	6%
Other	3%	4%

Average daily operating expenses during the nine-month periods ended September 30, 2020 and 2019 were $4,422 per vessel per day and $4,943 per vessel per day respectively, corresponding to a decrease of 11%. This is partly attributed to the decrease of Crew traveling expenses as due to COVID-19 there are restrictions on travelling on many jurisdictions and it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members.

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Depreciation

Depreciation charge during the nine-month period ended September 30, 2020, reached $1.7 million compared to $3.6 million during the same period in 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the 1st quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Impairment loss

During the 1st quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million. No further impairment was recorded during the 2nd and 3rd quarters of 2020.

Interest expense and finance costs

Interest expense and finance costs reached $3.2 million during the nine-month period ended September 30, 2020, compared to $3.5 million in 2019. Interest expense and finance costs for the nine-month periods ended September 30, 2020 and 2019, are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	2,897	2,492
Bank charges	19	21
Operating lease liability interest	34	39
Amortization of debt discount	216	314
Other finance expenses	16	648
Total	3,182	3,514

As of September 30, 2020, and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37 million and $42.3 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the weighted interest rate from 8% during the nine-month period ended September 30, 2019 to 9.7% for the same period in 2020. Other finance expenses for the nine-month period ended September 30, 2019 include approximately $600 that were the loan prepayment fee and expenses relating to the prepayment of Macquarie Loan Agreement.

Gain/(Loss) on derivative financial instruments

For the period ended September 30, 2020 the loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the “Convertible Note”. Further to the conversion clause included into the Convertible Note during the 1st half of 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $100 per share and a total number of approximately 11,677 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive loss. For the period ended September 30, 2019, the gain on the derivative financial instruments is mainly attributed to the valuation of the Convertible Note. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of September 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $2.6 million.

Liquidity and capital resources

As of September 30, 2020 and December 31, 2019, our cash and bank balances and bank deposits (including restricted cash) were $31.2 and $4.8 million respectively.

Net cash used in operating activities for the three-month period ended September 30, 2020 was $0.6 million compared to $0.8 million Net cash generated from operating activities for the three-month period ended September 30, 2019. The decrease in our cash from operations was mainly attributed to the decrease in our Voyage revenues from $4.9 million during the third quarter of 2019 to approximately $3.2 million during the three-month period under consideration.

Net cash used in operating activities for the nine-month period ended September 30, 2020 was $4.6 million compared to $1 million during the respective period in 2019. The increase in our cash used in operating activities was mainly attributed to the decrease in our Voyage revenues from $11.9 million during the nine month period ended September 30, 2019 to $7.8 million during the nine month period under consideration.

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Net cash generated from/(used in) financing activities during the three-month and nine-month period ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,		Nine months ended September 30,
In $000’s	2020	2019	2020	2019
Proceeds from loans	-	-	-	43,700
Proceeds from issuance of share capital	13,950	-	38,158	-
Proceeds from issuance of warrants	-	-	194	-
Transaction costs on issue of new common shares	(355)	-	(888)	-
Prepayment of long term debt	(800)	-	(3,040)	(33,833)
Repayment of long term debt	-	-	-	(1,830)
Increase in restricted cash	(356)	(138)	(439)	(947)
Payment of financing costs	-	-	-	(880)
Repayment of lease liability	(160)	(17)	(160)	(47)
Interest paid	(1,467)	(1,026)	(3,195)	(2,859)
Net cash (used in)/generated from financing activities	10,812	(1,181)	30,630	3,304

As of September 30, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37 million and of $42.3 million, respectively, net of unamortized debt discount.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	3,183	4,946	7,772	11,888
Total Revenues	3,183	4,946	7,772	11,888

Voyage expenses	(237)	(410)	(2,212)	(1,597)
Vessel operating expenses	(2,020)	(2,433)	(6,058)	(6,747)
Depreciation	(549)	(1,222)	(1,725)	(3,570)
Depreciation of dry-docking costs	(222)	(413)	(1,078)	(1,323)
Administrative expenses	(538)	(359)	(1,358)	(1,186)
Administrative expenses payable to related parties	(95)	(89)	(279)	(277)
Share-based payments	(10)	(10)	(30)	(30)
Impairment loss	-	-	(4,615)	-
Other (expenses)/income, net	11	(6)	12	73
Operating profit/(loss) before financing activities	(477)	4	(9,571)	(2,769)
Interest income	3	21	15	30
Interest expense and finance costs	(940)	(1,236)	(3,182)	(3,514)
Gain on derivative financial instruments	221	1,355	(1,647)	2,927
Foreign exchange gains/(losses), net	(74)	54	(81)	51
Total finance costs, net	(790)	194	(4,895)	(506)
Total comprehensive income/(loss) for the period	(1,267)	198	(14,466)	(3,275)

Basic & diluted (loss)/earnings per share for the period (1)	(0.80)	4.47	(24.76)	(83.95)
Adjusted EBITDA (2)	294	1,639	(2,153)	2,124

(1) Shares and per share data give effect to the 1-for-100 reverse stock split that became effective on October 21, 2020. The weighted average number of shares for the nine-month period ended September 30, 2020 was 584,158 compared to 39,016 shares for the nine-month period ended September 30, 2019. The weighted average number of shares for the three-month period ended September 30, 2020 was 1,574,877 compared to 44,191 shares for the three-month period ended September 30, 2019.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness, and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income/(loss) and net cash generated from/(used in) operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,

(Expressed in thousands of U.S. dollars)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(1,267)	198	(14,466)	(3,275)
Interest and finance costs, net	940	1,236	3,182	3,514
Interest income	(3)	(21)	(15)	(30)
(Loss)/Gain on derivative financial instruments	(221)	(1,355)	1,647	(3,009)
Foreign exchange losses/(gains) net,	74	(54)	81	(51)
Depreciation	549	1,222	1,725	3,570
Depreciation of dry-docking costs	222	413	1,078	1,323
Impairment loss	-	-	4,615	-
Adjusted EBITDA	294	1,639	(2,153)	2,124
Share-based payments	10	10	30	30
Payment of deferred dry-docking costs	(491)	(369)	(984)	(850)
Net (increase)/decrease in operating assets	(492)	186	(127)	(715)
Net increase/(decrease) in operating liabilities	58	(626)	(1,356)	(1,499)
Provision for staff retirement indemnities	1	1	4	(62)
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(24)	6	(27)	1
Net cash (used in)/generated from operating activities	(644)	847	(4,613)	(971)

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from/(used in) operating activities	(644)	847	(4,613)	(971)
Net cash generated from/(used in) investing activities	(54)	21	(42)	17
Net cash (used in)/generated from financing activities	10,812	(1,181)	30,630	3,304

	As of September 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2020	2019
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	42,523	48,242
Other non-current assets	1,820	1,925
Total non-current assets	44,343	50,167
Cash and bank balances and bank deposits	29,965	3,551
Other current assets	2,065	1,938
Total current assets	32,030	5,489
Total assets	76,373	55,656
Total equity	34,022	9,879
Total debt net of unamortized debt discount	36,474	37,746
Other liabilities	5,877	8,031
Total liabilities	42,351	45,777
Total equity and liabilities	76,373	55,656

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Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2019	-	145,527	(135,648)	9,879
Loss for the period	-	-	(14,466)	(14,466)
Issuance of common shares due to conversion	-	815	-	815
Issuance of new common shares	7	38,151	-	38,158
Issuance of new common shares due to exercise of Warrants	-	194	-	194
Issuance of Class B preferred shares	-	300	-	300
Transaction costs on issue of new common shares	-	(888)	-	(888)
Share-based payments	-	30	-	30
As at September 30, 2020	7	184,129	(150,114)	34,022

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Ownership days (1)	460	460	1,370	1,365
Available days (2)	460	460	1,327	1,365
Operating days (3)	436	457	1,292	1,343
Fleet utilization (4)	94.7%	99.3%	97.4%	98.4%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	6,404	9,863	4,191	7,539
Daily operating expenses (7)	4,391	5,288	4,422	4,943

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

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Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Voyage revenues	3,183	4,946	7,772	11,888
Less: Voyage expenses	237	410	2,212	1,597
Net revenues	2,946	4,536	5,560	10,291
Available days net of bareboat charter days	460	460	1,327	1,365
Daily TCE rate (1)	6,404	9,863	4,191	7,539

(1) Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 381,738 Dwt and a weighted average age of 10.9 years as of September 30, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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